

Mail Stop 3030

May 15, 2009

VIA U.S. MAIL AND FAX (203) 373-2884

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

> **Re: General Electric Company**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 18, 2009**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your letter dated April 28, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Estimates, page 53

1.   Your response and proposed revised disclosure to prior comment 13 do not clearly communicate whether management is attributing the determination of the final fair value of your commercial aircrafts presented in the financial statements to the independent appraisers or whether management is taking responsibility for deriving the fair value amount and considered or relied in part upon the reports of the independent appraisers. We note for example, that you use an average of the appraisal data to determine the fair value. Please provide us with revised proposed disclosure addressing the above concern. In addition, apply this comment to, and provide us with similar revised disclosure on, your use of independent appraisers when estimating your unguaranteed residual values.

Note 28. Fair Value Measurements, page 127

2.   In future filings, consistent with the information you provided in the first two paragraphs of your response to prior comment 15, please revise this note or the Critical Accounting Estimates section of MD&A to describe the process by which you obtain pricing information, the methodologies and assumptions used by the independent pricing vendor and how you validate these inputs.

Form 10-Q for the quarterly period ended March 31, 2009

Note 13: Goodwill and Other Intangible Assets, page 21

3.   We note the disclosure added in response to prior comment 14. Please confirm to us that the additional analysis of the Capital Finance reporting units you conducted during the first quarter of 2009 was performed using the opening balance sheet as of January 1, 2009 and NOT data as of December 31, 2008 as you disclosed. Please revise the disclosure in future filings.

Note 19. Intercompany Transactions, page 37

4.   We note the disclosure relating to the intercompany transaction that was not eliminated in presenting your consolidated cash flows for the year ended December 31, 2008. In future Forms 10-Q filed in fiscal 2009, please revise the disclosure to also indicate the captions on the consolidated statements of cash flows where the amounts were presented.

GE Cash Flow, page 45

5.   We note your response to prior comment 12. However, we note that the company has
        presented the information on GE CFOA and GECS Cash Flows because you believe it is
        a useful supplement to the required consolidated cash flow and to examining in a broader
        context the business activities that provide and require cash. We further note from
        disclosures in this filing and in your Forms 10-K that GE uses the sales of its customer
        receivables to GECS to fund the growth of its industrial businesses. Given that the gross
        amount of cash generated by GE from selling receivables to GECS was $36.3 billion in
        2008, representing approximately 31.4 percent of your total cash generated from
        operating cash collections, the information appears to be meaningful to investors.

        •   In future filings, please revise the section to clearly describe the program and to
            disclose the gross amount of cash generated from selling receivables to GECS as well
            as the carrying amount of the receivables sold to GECS in each period.

        •   Tell us and revise future filings to clarify whether the amount of cash that you would
            have collected had you not sold receivables to GECS - for example the $36.4 billion
            in 2008, is equal to the carry amount of the GE receivables sold to GECS in a given
            period.

D. Liquidity and Borrowing, page 53

Credit Rating, page 56

6.   We note your response to prior comment 8 and the revised disclosure included on page
        56. Consistent with your response, please further revise the disclosure in future filings to
        explain in greater detail why you believe the recent downgrades will not have a
        significant impact on your cost of funding or liquidity. We note, for example, that you
        believe that the downgrades had been widely anticipated in the market and were already
        reflected in the spreads on your debt. Likewise, we note that you expect that funding
        costs for all companies participating in the TLGP will increase, which should make your
        newly issued debt more attractive and therefore enable your funding costs to be lower on
        a relative basis.

7.   We note your response to prior comment 10 and the revised disclosure included in this
        section. In future filings, please further revise the disclosure to tell investors that you
        have only disclosed those instruments in which a material impact on your financial
        condition and results of operations might occur if certain ratings downgrade provisions
        were triggered. Consistent with your response, clarify for investors that you have not
        disclosed other triggers contained in your debt instruments and explain why.

Income Maintenance Agreement and Ratio of Earnings to Fixed Charges, page 56

8.   We have reviewed your response to prior comment 11 and held discussions with
        representatives of your company on May 11, 2009. Based on your response and those
        discussions, please revise your disclosure in future filings, as applicable, to provide your
        shareholders with a better understanding of the Income Maintenance Agreement and the
        operation and effect of the ratio of "earnings" to "fixed charges" as set forth in that
        agreement. For example, please consider disclosing or clarifying, if true, the following:

    •   the history and purpose of the Income Maintenance Agreement; that the agreement is
        only between GE and GE Capital with no third party beneficiaries; that the agreement
        is not currently in place at the request of or for the benefit of any lender or credit
        rating agency;

    •   clarify that measurements for purposes of the Income Maintenance Agreement are
        made only after the end of each fiscal year and if the ratio for the entire fiscal year
        was less than 1.10, only then would income maintenance payments/capital
        contributions be required;

    •   that income maintenance payments/capital contributions to GE Capital are considered
        to be "earnings" solely for purposes of calculating the ratio;

    •   that if the ratio was not maintained consistent with the agreement, no other
        indebtedness would become due or payable (i.e., cross-default) or no downgrade in
        either company's credit ratings would be automatically triggered;

    •   that capital contributions to GE Capital could be used to reduce outstanding
        indebtedness which could have the effect of reducing fixed charges in future periods;
        and

    •   how the 2008 and 1Q 2009 capital contributions to GE Capital were used and what
        effect those contributions are expected to have on the ratio under the Income
        Maintenance Agreement for the current fiscal year.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief